NCM Financial, Inc.

Rosewood Court 2101 Cedar Springs Road, Suite 1050

Dallas, TX 75201

September 19, 2014

VIA EDGAR

Matthew Crispino, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	NCM Financial, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed July 3, 2014
Response dated July 25, 2014
File No. 333-193160

Dear Mr. Crispino:

NCM Financial, Inc. (“NCM Financial”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the Securities and Exchange Commission (the “Commission”), dated September 5, 2014, regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Commission. For your convenience, the matters are listed below, followed by the Company’s responses:

Financial Statements for the Fiscal Years Ended December 31, 2013 and 2012

Statements of Stockholders’ Equity (Deficit), page F-4

Comment: We acknowledge your response to prior comment 1. Please clarify why your response refers to three years when the expense was recognized in 2013. Confirm that the hours included in the table represent services hours delivered or provided to the company. The fair value of the services received would be based on value that the vendor would charge you or other customers for similar services (i.e., the hourly rate times services hours provided). ASC 505-50-30-6 establishes that share-based payment transactions with nonemployees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Further, fair value is defined as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties.

Response: NCM Financial’s position on ASC 505-50-30-6 in determining the usage of a cash value cost for services versus a stock value for services presented to the COMMISSION through correspondence and the conference call on September 11, 2014 is based on the breakdown of each service provided to be provided. This letter outlines the projected expenses and definitions of the market based cash values for expenses. The marketing and consulting contracts consist of multiple components in which company has agreed to pay with stock in lieu of cash due to the liquidity position of the Company. The consultants have agreed to provide such services for stock so the Company does not have to incur the expense in cash. The three components to the contracts are consulting services, press release writing and distribution, and distribution of marketing material. The third party expenses associated with these services will be incurred by the consultants.

The first portion of the table outlines the reach, CPM rate, and the frequency of the reach. (CPM Rate: A CPM rate is the cost per thousand or a thousand people who view an advertisement. What rate does an advertiser pay for one thousand views? Each advertiser has a different level of exposure, whether it is geo targeted globally, nationally, or within a certain city in a certain country.) To determine the reach, we expect our consultants to deliver an average of 3,500,000 monthly views in the aggregate. To determine the cost of the views, marketing companies use CPM rates. As a cost basis for the CPM rate, we used a Net CPM rate that NCM Financial receives for publishing plus an anticipated marketing cost. NCM Financial has a Net CPM rate of $50.00 and we anticipate the marketing company would charge $10.00 to $50.00 for sales, packaging, and distribution. Therefore, we anticipate the market rate for services based on cash values would vary between $60.00 and $100.00 for the CPM rate. The reach can increase or decrease determined upon the market, but over a three year period, there will be thirty six monthly sets for distribution.

In the second portion of the table, the consultants will provide NCM Financial with press release services consisting of press release writing and press release distribution. The breakdown of the press release rate is determined by the distribution of the press release and the cost to have the press release written. We anticipate the total market cash value cost to be $500 per press release and over a period of thirty six months, NCM Financial will use press releases approximately three times per month.

The third section of the table is the consulting cost to write marketing materials about NCM Financial. NCM Financial determined the fair market cash value for writing services and developing marketing materials to be $150.00 per hour. For a consultant to write an article, the consultant will need time based on an hourly figure to complete the creation of the marketing material. Over a three year period, NCM Financial has determined part time services based on a two thousand hour work year working part time to develop marketing materials for NCM Financial. Therefore, NCM Financial has based the cash value of the services at five hundred hours per year and $150.00 per hour to complete the creation of the marketing materials.

The anticipated total cash cost ranges from $7,835,000 to $12,875,000 based upon the total marketing and consulting services for a three year period. The consultants will incur all third party and internal costs associated with these services, which NCM Financial is paying for in advanced distribution with the Company’s shares of common stock. After discussing ASC 505-50-30-6 with the COMMISSION, NCM Financial seeks to clarify each component of the table. An appropriate amount for a cash based equivalent for accounting, NCM Financial has determined the cash value for ASC 505-50-30-6 to be $12,875,000. This value provides the ability for the marketing company to pay for services for the creative and distribution expense to the publishers.

Reach	CPM Rate	CPM Rate	Frequency	Frequency
3,500,000	$60.00	$100.00	36	36
Total Cost	$210,000.00	$350,000.00	$7,560,000.00	$12,600,000.00

Press Release	Press Release Rate	Frequency
1	$500.00	100
	Total Cost	$50,000.00
Consulting Fees	Hourly	Hours
1	$150.00	1500
	Total Cost	$225,000.00

Total Value	Total Value
$7,835,000.00	$12,875,000.00

This data serves as a basis for the consideration paid for the agreements for the marketing and consulting services. The book value of the Keystone contract is $7,500,000 and the book value of the IOTA contract is $6,737,500.

To better facilitate the accounting of the consulting contracts, both parties have agreed to modify the contracts. The following terms to be added to each contract will provide the accounting metrics based on cash value of services for ASC 505-50-30-6.

Upon Effectiveness of our Registration Statement, NCM Financial will pay Iota Capital Corp. and Keystone Trading the fees earned for the first year up front ,and quarterly payments to complete payments in year one.

Marketing Contracts	Iota Capital Corp.	KEYSTONE TRADING LTD.
Upon S1 Effectiveness	13,475,000.00	15,000,000.00
Year one Quarter Two	6,737,500.00	7,500,000.00
Year one Quarter Three	3,368,750.00	3,750,000.00
Year one Quarter Four	3,368,750.00	3,750,000.00

Total Shares	26,950,000.00	30,000,000.00

The following performance metrics will be added to the contract. Duties to be performed:

1.	Consultants will write and effectively communicate business activities through press release and company release communication. Consultants shall provide timely written communication for COMMISSION requirements based on material businesses activities performed by NCM Financial, Inc. Any material related business activity communicated to the public will be provided written communication by consultants.
a.	Press Releases
b.	Company Releases
c.	Marketing Releases
2.	Consultants will pay to distribute press communication through the following:
a.	Press Releases
b.	Company Releases
c.	Marketing Releases
3.	Consultants will pay to distribute marketing communication through the following:
a.	Real Time Media Content Channels
b.	Third Party Distribution Channels
c.	Content Marketing Channels Supported by Third Party Publishers

Consultants shall provide written communication and distribution for marketing and press communication. Consultants shall seek to provide monthly views of 3,500,000 people on average per month utilizing marketing and press communication. If performance metrics are not reached, the company is not responsible for future payments of stock. As a result the consultants will be deemed in breach of contract and the remaining shares will be returned to the treasury of NCM Financial, Inc.

The Company acknowledges that:

•	should the Commission declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NCM Financial, Inc.

By:	/s/ Michael A. Noel
Name: Michael A. Noel
Title: Chief Executive Officer